Nexa Achieves 2024 Production and Costs Guidance, Exceeds
Copper Production, and Provides 2025-2027 Outlook

Luxembourg, February 6, 2025 – Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE: NEXA) is pleased to announce its operational results for the three- and twelve-month periods ended December 31, 2024. The Company is also providing its production and metal sales guidance for the 2025-2027 period, along with guidance on cash costs, capital expenditures, and other operating expenses for 2025. The figures presented in this report are preliminary and unaudited. Nexa’s financial results for the fourth quarter and full year 2024 are expected to be published on Thursday, February 20, 2025 (after trading hours).

2024 Summary Highlights

▪	Consolidated mining production guidance was achieved, with zinc, lead, and silver production meeting the annual guidance range, while copper production exceeded the upper range.
▪	Zinc production totaled 327kt. After the guidance revision disclosed in October 2024 which maintained the initial full-year production target , the Cerro Lindo, El Porvenir, Vazante, and Aripuanã mines reached the lower end of the annual guidance, while Atacocha achieved the mid-range.
▪	Copper production totaled 36kt, exceeding the upper range of guidance, while lead production reached 69kt, within the annual guidance range.
▪	Silver production totaled 12MMoz, reaching the mid-point of guidance, with Cerro Lindo’s output exceeding the upper range. Nexa remains a significant producer of silver, and 2024 production further reinforces this position.
▪	Metal sales totaled 591kt, in line with the mid-range of annual guidance. This performance was primarily driven by higher production volumes at the Cajamarquilla and Juiz de Fora smelters compared to 2023, supported by enhanced operational stability, reduced downtime, increased demand, and efficient logistics across our supply chain.
▪	Consolidated run-of-mine mining costs and consolidated C1 cash cost guidance, which was reduced by 65% in October 2024, were successfully achieved due to improved operational efficiencies, effective cost management, and disciplined execution of our production plans. Key drivers included: reduced energy consumption, optimized personnel expenses, and lower third-party service costs. Furthermore, favorable TCs, foreign exchange effects, and higher by-product prices contributed to these results.
▪	Consolidated smelting Conversion cost and C1 cash cost guidance were achieved, primarily due to lower operational costs at Brazilian smelters, higher operational throughput at Cajamarquilla, and enhanced process efficiencies. Key factors, such as successful freight negotiations, contributed to maintain costs within the forecasted range, while favorable foreign exchange effects in Brazilian operations further supported these outcomes.
▪	CAPEX and Other Operating Expenses came in well below the lowered guidance updated in October 2024. This outcome underscores the Company’s unwavering commitment to financial discipline and operational efficiency. Strategic optimization initiatives implemented throughout the year played a pivotal role in controlling expenditures without compromising operational reliability or long-term project development.

Production and Sales

Mining production		2024	Guidance 2024
(Metal in concentrate)
Zinc	kt	327	323	-	381
Cerro Lindo		86	84	-	99
El Porvenir		51	50	-	58
Atacocha		10	9	-	11
Vazante		141	140	-	163
Morro Agudo (1)		7	7	-	7
Aripuanã		32	31	-	42

Copper	kt	36	30	-	35
Cerro Lindo		30	24	-	28
El Porvenir		0.3	0.2	-	0.3
Aripuanã		5.5	5.7	-	7.3

Lead	kt	69	66	-	82
Cerro Lindo		14	13	-	17
El Porvenir		27	25	-	32
Atacocha		12	12	-	13
Vazante		0.9	0.9	-	1.2
Morro Agudo (1)		2.3	2.3	-	2.3
Aripuanã		13	12	-	16

Silver	MMoz	12	11	-	13
Cerro Lindo		4.3	4.0	-	4.2
El Porvenir		4.6	4.6	-	5.4
Atacocha		1.2	1.1	-	1.2
Vazante		0.5	0.3	-	0.5
Aripuanã		1.1	1.0	-	1.5

(1) Considers only the four months of operations from January to April 2024.

Metal sales (zinc metal + zinc oxide) totaled 591kt in 2024, reaching the mid-range of the annual guidance, mainly driven by higher production volumes at the Cajamarquilla smelter compared to 2023, supported by improved operational stability, particularly in Cajamarquilla, reduced downtime, increased demand, and enhanced logistics efficiency across our supply chain. Specifically, sales were further boosted by demand from key markets, particularly in the automotive and construction sectors, which contributed to higher sales volumes.

Zinc metal sales of 557kt were also within the mid-range of guidance, while zinc oxide sales totaled 35kt, remaining at the lower end of the range. This was mainly driven by reduced demand in the pneumatic (tire) segment, which is facing increased competition from Chinese tire exports and shifts in customer inventory levels amid expectations of a potential slowdown in demand.

Smelting sales		2024	Guidance 2024

Zinc metal	kt	557	545	-	565
Cajamarquilla		327	315	-	325
Três Marias		147	155	-	160
Juiz de Fora		83	75	-	80

Zinc oxide	kt	35	35	-	40

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Smelting sales		2024	Guidance 2024

Três Marias		35	35	-	40

Metal Sales	kt	591	580	-	605

2024 Cash Costs

Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2024	2024	Guidance 2024			Guidance 2024

Mining (1)	45.0	0.07	44.0	-	51.4	0.03	-	0.20
Cerro Lindo	40.4	(0.46)	41.0	-	45.0	(0.56)	-	(0.28)
El Porvenir	63.2	0.08	58.4	-	71.6	(0.09)	-	0.18
Atacocha	34.7	(0.65)	34.3	-	43.2	(0.85)	-	(0.59)
Vazante	48.3	0.49	55.8	-	63.6	0.46	-	0.52
Morro Agudo (2)	40.8	0.93	27.9	-	40.0	0.93	-	0.93

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) Considers only the four months of operations from January to April 2024.

Note: Consolidated cash cost does not include Aripuanã.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2024	2024	Guidance 2024			Guidance 2024

Smelting (3)	0.30	1.15	0.29	-	0.32	1.07	-	1.18
Cajamarquilla	0.27	1.12	0.29	-	0.32	1.02	-	1.13
Três Marias	0.30	1.17	0.25	-	0.27	1.12	-	1.23
Juiz de Fora	0.44	1.23	0.38	-	0.42	1.17	-	1.28

(3) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

▪	Run-of-mine mining costs of US$45.0/t and C1 cash cost of US$0.07/lb were in line with our 2024 guidance. These results were driven by effective cost control measures, operational improvements, consistent execution of our mining plans, and favorable foreign exchange effects. Key contributing factors included: reduced energy consumption, optimized personnel expenses, and lower costs for third-party services.
▪	Smelting conversion cost of US$0.30/lb and C1 cash cost of US$1.15/lb were in line with our 2024 guidance. This performance was driven by optimized smelting processes and increased operational throughput at Cajamarquilla. Moreover, improved freight negotiations maintained costs within the forecasted range.

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2024 Operational Results

Mining segment

Mining production		4Q24	4Q23	2024	2023
(Metal in concentrate)

Zinc	kt	74	90	327	333
Cerro Lindo		15	25	86	78
El Porvenir		13	14	51	56
Atacocha		2.7	2.6	10	8
Vazante		34	35	141	146
Morro Agudo (1)		0	7	7	23
Aripuanã		9.3	7.4	32	22

Copper	kt	9.1	9.4	36	33
Cerro Lindo		8.1	7.9	30	29
El Porvenir		0.1	0.1	0.3	0.4
Aripuanã		1.0	1.4	5.5	4.4

Lead	kt	17	18	69	65
Cerro Lindo		2.0	3.8	14	13
El Porvenir		7.5	6.5	27	25
Atacocha		3.1	2.9	12	11
Vazante		0.2	0.3	0.9	1.4
Morro Agudo (1)		0	1.9	2.3	8.3
Aripuanã		4.6	2.3	13	6.3

Silver	MMoz	3.0	2.7	12	10
Cerro Lindo		0.9	1.0	4.3	3.5
El Porvenir		1.3	1.0	4.6	4.3
Atacocha		0.3	0.4	1.2	1.4
Vazante		0.1	0.1	0.5	0.6
Aripuanã		0.3	0.2	1.1	0.5

(1) 2024 figures consider only the four months of operations from January to April 2024.

▪	Cerro Lindo: Zinc production of 86kt was up 10% year-over-year, primarily driven by improved operational performance, access to areas with higher grades in line with the mine sequencing plan, and enhanced plant efficiency. Production also benefited from increased treated ore volumes throughout the year. Copper, lead, and silver production rose to 30kt (+5%), 14kt (+7%) and 4.3MMoz (+21%), respectively, due to these same factors.
▪	El Porvenir: Zinc production totaled 51kt, within the guidance but 9% lower than in 2023, primarily due to lower average head grades, which impacted overall output. In contrast, lead and silver production increased by 7% and 9% reaching 27kt and 4.6MMoz, respectively, supported by improved recovery rates and operational efficiency measures.
▪	Atacocha: Zinc production reached 10kt, up 27% compared to 2023, mainly driven by increased mining activities in higher-grade zinc areas and improved processing efficiency. Lead production rose 11%, driven by higher lead grades and better recovery rates, while silver production decreased by 13% due to lower silver grades and a shift in ore processing, which resulted in less silver content.
▪	Vazante: Zinc production totaled 141kt, down 3% from 2023. This decrease was primarily driven by lower average grades and reduced sales volumes of AgroZinc – a by-product derived from low-grade ore and sold to the agricultural market. These impacts were partially offset by higher treated ore volumes. Lead and silver production, while within the 2024 guidance range, decreased by 35% and 18%, respectively, compared to 2023, due to lower ore grades for these metals.
▪	Morro Agudo: Zinc production totaled 7kt, reflecting output from only the first four months of the year (January to April) and marking a 68% decrease compared to 2023. This decline resulted from the cessation of mining activities following the sale of Morro Agudo on April 30, 2024.
▪	Aripuanã: Zinc production reached 32kt, up by 43% year-over-year, mainly driven by improved operational performance and process adjustments implemented throughout the year. Copper, lead, and silver production significantly increased to 5.5kt (+24%), 13kt (+106%) and 1.1MMoz (+114%), respectively, reflecting enhanced recovery rates and optimized production processes.
▪	Aripuanã: Zinc production reached 32kt, up by 43% year-over-year, mainly driven by improved operational performance and process adjustments implemented throughout the year. Copper, lead, and silver production significantly increased to 5.5kt (+24%), 13kt (+106%) and 1.1MMoz (+114%), respectively, reflecting enhanced recovery rates and optimized production processes.

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Smelting segment

Smelting sales		4Q24	4Q23	2024	2023

Zinc metal	kt	144	135	557	556
Cajamarquilla		84	79	327	326
Três Marias		37	33	147	147
Juiz de Fora		23	23	83	82

Zinc oxide	kt	8	8	35	34
Três Marias		8	8	35	34

Metal Sales	kt	152	143	591	590
▪	Peru: Cajamarquilla metal sales totaled 327kt, remaining relatively flat year-over-year. This performance was supported by higher production volumes and stable demand from regional markets.
▪	Brazil: Metal sales (zinc metal + zinc oxide) totaled 264kt, also remaining relatively stable compared to 2023. This performance was primarily driven by lower production volumes at Três Marias, partially offset by operational improvements at Juiz de Fora throughout the year. However, production was slightly impacted in late December 2024 due to a fire at wet electro-filters A and B. The incident was promptly contained following an emergency shutdown of the roasting plant, and remediation measures are underway, focusing on the gradual repair of the electro-filters.

In Três Marias, metal sales (zinc metal + zinc oxide) amounted to 181kt, in line with the prior year.

In Juiz de Fora, metal sales increased by 1% to 83kt, reflecting consistent operational performance and steady demand.

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Guidance 2025-2027

Guidance is based on several assumptions and estimates, including but not limited to metal prices, operational performance, maintenance and input costs, and exchange rates.

Nexa will continue to monitor risks associated with global supply chain disruptions, which could be exacerbated, among other factors, by the ongoing Russia-Ukraine war, the Middle-East conflict, unusual weather conditions, the global recession, and its potential impact on the demand for our products, inflationary cost pressure, metal price volatility, local community or union protests, and changes to the political situations or regulatory frameworks in the countries in which we operate that could affect our production levels and our costs. Additionally, the evolving trade policies and tariff changes globally, including recent tariff increases on Canada, Mexico, and China, could impact our cost structure, supply chain, and overall market dynamics. Nexa will continue to assess the implications of these trade policies on our operations and financial outlook. Refer to “Risks and Uncertainties” and “Cautionary Statement on Forward-Looking Statements” for further information.

Summary Highlights

▪	In 2025, zinc production at mid-range levels is projected to slightly increase compared to 2024, primarily due to higher output from Aripuanã and El Porvenir. This increase will be partially offset by lower production volumes at Cerro Lindo and Vazante, in line with the updated mine sequencing plan, which anticipates slightly lower grades. For 2026, zinc production is forecasted to increase by 4% over 2025, supported by higher volumes at Aripuanã, Cerro Lindo, and Atacocha. For 2027, zinc production is expected to increase by 7% compared to 2026, primarily driven by continued growth at Aripuanã and El Porvenir, along with stable production at Vazante and Cerro Lindo.
▪	Copper production at the midpoint of the 2025 guidance range is anticipated to decline by 10% compared to 2024, primarily due to lower grades in prepared areas, in line with the current mine sequencing plans. This trend is expected to continue in 2026, with a further decline compared to 2025, mainly driven by lower grades at Cerro Lindo and Aripuanã. In 2027, copper production is projected to slightly increase by 1% over 2026, supported by an updated mining plan at Cerro Lindo.
▪	In 2025, consolidated lead production at mid-range levels is forecasted to decrease by 7%, while silver production is expected to decrease by 1%, both compared to 2024. For 2026 and 2027, lead production at mid-range is anticipated to slightly increase compared to previous year. Meanwhile, silver production in 2026 and 2027 is expected to remain stable.
▪	At the midpoint of the 2025 guidance range, total metal sales are expected to decrease by 3% compared to 2024, primarily due to production adjustments associated with the forecasted lower treatment charge (“TC”) levels for 2025. This strategy aims at preserving margins in the smelting segment and is expected to result in slightly lower metal sales in the period. Additionally, remediation actions following the fire incident at the Juiz de Fora wet electro-filters at the end of December 2024 are expected to be completed by the end of 2H25, with the associated production adjustments already factored into the guidance for the year. Furthermore, no significant third-party material resales are anticipated. For 2026, total metal sales are projected to increase by 3% compared to 2025, ranging between 580-605kt, while remaining stable in 2027.

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Mining Segment

Mining production (1)		2024	2025e			2026e			2027e
(Metal in concentrate)

Zinc	kt	327	311	-	351	317	-	372	339	-	397
Cerro Lindo		86	80	-	88	82	-	94	81	-	95
El Porvenir		51	56	-	62	42	-	49	56	-	62
Atacocha		10	10	-	12	17	-	20	13	-	21
Vazante		141	132	-	145	126	-	145	124	-	144
Aripuanã		32	35	-	45	50	-	65	67	-	75

Copper	kt	36	29	-	35	25	-	30	26	-	29
Cerro Lindo		30	24	-	27	20	-	24	23	-	25
El Porvenir		0.3	0.3	-	0.5	0.2	-	0.3	0.3	-	0.5
Aripuanã		5.5	5.1	-	8.2	4.4	-	6.5	3.2	-	3.8

Lead	kt	69	59	-	70	65	-	76	64	-	79
Cerro Lindo		14	11	-	12	10	-	12	11	-	13
El Porvenir		27	21	-	26	21	-	25	21	-	26
Atacocha		12	13	-	13	15	-	17	9	-	13
Vazante		0.9	0.7	-	0.8	1.0	-	1.2	1.0	-	1.1
Aripuanã		13	14	-	17	18	-	21	21	-	27

Silver	MMoz	12	11	-	12	10	-	12	10	-	12
Cerro Lindo		4.3	3.9	-	4.2	3.0	-	3.4	3.1	-	3.4
El Porvenir		4.6	4.2	-	4.8	4.0	-	4.7	4.2	-	4.8
Atacocha		1.2	1.3	-	1.4	1.2	-	1.4	0.8	-	1.2
Vazante		0.5	0.4	-	0.6	0.3	-	0.4	0.3	-	0.4
Aripuanã		1.1	1.1	-	1.5	1.5	-	1.8	1.8	-	2.1

(1) 2024 figures consider only the four months of operations of Morro Agudo from January to April 2024.

For the forecasted periods, consolidated average zinc grade is expected to range between 2.97% and 3.37%, consolidated average copper grade is expected to range between 0.28% and 0.35%, and consolidated average lead grade is expected to range between 0.61% and 0.74%.

▪	Cerro Lindo: Annual zinc production is estimated to range between 80-94kt over the next two years. Zinc production at the midpoint of the 2025 guidance range is projected to decrease by 3% compared to 2024, mainly driven by lower average grades, as per the updated mine sequencing plan. For 2026, zinc production at mid-range is expected to increase by 5% over 2025, ranging between 82-94kt, as a result of production from higher-grade ore bodies in line with the mine plan. For 2027, zinc production is estimated to remain similar to 2026 levels.

Copper production at mid-range levels in 2025 is expected to decrease by 5kt over 2024 due to lower copper average grades. For 2026, copper production is forecasted to decrease by 13% over 2025, followed by a 10% increase in 2027 compared to 2026, to range between 23-25kt, supported by Cerro Lindo’s mining plan.

Lead production follows the same trend, with production for 2025-2026 expected to range between 10-12kt, while 2027 production is expected to range between 11kt-13kt.

For silver, production in 2025 is expected to range between 3.9-4.2MMoz, while in 2026, it is expected to range between 3.0-3.4MMoz, with a slight increase in 2027, ranging between 3.1-3.4MMoz.

▪	El Porvenir: In 2025, zinc production at the midpoint of the guidance range is expected to increase by 16% compared to 2024, reaching between 56-62kt. In 2026, zinc production is estimated to decrease to 42-49kt due to lower treated ore volumes, primarily impacted by the expected execution of the shaft upgrade as part of Phase II of the Cerro Pasco Integration Project. In 2027, zinc production is expected to recover to 56-62kt, similar to 2025 levels, following the completion of the shaft upgrade.

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For 2025, lead production is estimated to decrease to 21-26kt, due to lower average grades. For 2026 and 2027, lead production is expected to be similar to 2025.

In 2025, silver production at the midpoint of the guidance range is expected to decrease by 4% over 2024. For 2026-2027, silver production at mid-range is expected to be similar to 2025 levels.

▪	Atacocha: Zinc production at the midpoint of the 2025 guidance range is projected to increase by 2% compared to 2024, reaching 10-12kt. In 2026, zinc production at mid-range is expected to increase by 8kt over 2025. For 2027, zinc production is estimated to decrease by 8% compared to 2026.

Lead production in 2025 at the mid-range is estimated to increase by 7% over 2024. In 2026, lead production is expected to increase further by 19%, driven by the planned extraction from higher-grade ore bodies in line with our mine sequencing plan. In 2027, lead production is forecasted to decrease to 9-13kt due to lower treated ore volumes.

▪	Vazante: Zinc production at the midpoint of the 2025 guidance range is estimated to decrease by 2%, compared to 2024, to be between 132-145kt, mainly driven by lower treated ore volumes compared to 2024. For 2026, zinc production is projected to range between 126-145kt, with similar production expected in 2027, between 124-144kt.
▪	Aripuanã: The three-year guidance reflects ongoing efforts to improve operational performance, with a particular focus on the delivery, installation, and commissioning of the fourth tailings filter. This upgrade aims to enhance and sustain utilization capacity at optimal levels, in line with our updated mining plan. Zinc production in 2025 is projected to increase by 25% over 2024, reaching 35-45kt. For 2026, mid-range zinc production is estimated to increase by 44% compared to 2025, reaching 50-65kt, and a further 24% increase is expected in 2027 compared to 2026.

Copper production at mid-range levels in 2025 is expected to increase to 5-8kt, before decreasing in 2026 and 2027 as mining transitions to lower-grade copper areas, in line with the updated mine sequencing plan.

Smelting Segment

Smelting sales		2024	2025e			2026e			2027e

Zinc metal	kt	557	530	-	555	545	-	565	545	-	565
Cajamarquilla		327	320	-	330	320	-	330	320	-	330
Três Marias		147	145	-	155	150	-	155	150	-	155
Juiz de Fora		83	65	-	70	75	-	80	75	-	80

Zinc oxide	kt	35	30	-	35	35	-	40	35	-	40
Três Marias		35	30	-	35	35	-	40	35	-	40

Metal Sales	kt	591	560	-	590	580	-	605	580	-	605

For the forecasted periods, the smelters are expected to operate at slightly lower-than-normal utilization rates, with sales aligning closely to production levels. These estimates do not account for the resale of third-party material. Metal sales volume at the midpoint of the 2025 guidance range is projected to be lower compared to 2024. For 2026, total metal sales are projected to increase by 3% compared to 2025, ranging between 580-605kt, while remaining at similar levels in 2027.

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2025 Cash Costs

Estimated Cash costs for 2025 are based on several assumptions, including but not limited to:

▪	Zinc and other metals production volumes;
▪	Commodity prices (Zn: US$1.29/lb, Cu: US$4.22/lb, Pb: US$0.94/lb, Ag: US$31.0/oz, Au: US$2,600/oz);
▪	Foreign exchange rates (BRL/USD: 5.85 and Soles/USD: 3.85); and
▪	2025 zinc treatment charges (“TCs”) of US$125/t concentrate.
Mining Operating costs	Cost ROM (US$/t)	Cash Cost (US$/lb)	Cost ROM (US$/t)			Cash Cost (US$/lb)

	2024	2024	2025e			2025e

Mining (1) (2)	45.0	0.07	49.1	-	55.2	0.01	-	0.23
Cerro Lindo	40.4	(0.46)	41.5	-	45.4	(0.49)	-	(0.30)
El Porvenir	63.2	0.08	63.0	-	69.5	(0.03)	-	0.18
Atacocha	34.7	(0.65)	34.5	-	38.3	(1.16)	-	(1.07)
Vazante	48.3	0.49	50.4	-	56.1	0.46	-	0.52
Aripuanã	-	-	69.0	-	86.6	(0.10)	-	0.69

(1) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2) 2024 figures consider only the four months of operations of Morro Agudo from January to April 2024.

Note: 2024 Consolidated cash cost does not include Aripuanã.

Mining: In 2025, consolidated run-of-mine mining costs at mid-range of the guidance are expected to increase by 16% year-over-year, primarily due to the inclusion of Aripuanã’s run-of-mine mining costs estimates for the first time, along with higher costs at Cerro Lindo (+7%) and Vazante (+10%) at mid-point, driven mainly by lower production volumes.

Mining cash costs are expected to increase due to several reasons, as outlined below.

In Peru, the unit cash cost of Cerro Lindo is forecasted at US$(0.49)-(0.30)/lb, an increase compared to 2024, driven by lower zinc production volumes and reduced by-products contribution, particularly from copper and lead. These impacts are expected to be partially offset by higher forecast metal prices and lower TCs.

El Porvenir cash cost is projected at US$(0.03)-0.18/lb, remaining stable compared to 2024, driven by lower by-products contribution, offset by lower TCs. In contrast, Atacocha cash cost is anticipated to decrease to US$(1.16)-(1.07)/lb, mainly driven by higher by-products contribution, particularly from lead, favorable foreign exchange effects, and lower TCs.

In Brazil, the cash cost of Vazante is expected to remain stable compared to 2024, ranging between US$0.46-0.52/lb. This is supported by higher by-products contribution, particularly from lead, and lower TCs.

In Aripuanã, for the first time, we are disclosing cash cost estimates, projected to range between US$(0.10)-0.69/lb. These estimates are supported by a strong contribution from by-products, leveraging the mine’s polymetallic production of lead, copper, silver and gold. The run-of-mine mining cost is expected to range between US$69.0-US$86.6/t in 2025, reflecting the impact of ongoing operational efforts, including mine development expenditures aimed at enhancing operational flexibility. Looking ahead, we expect a gradual decline in cost levels compared to the 2025 guidance.

Smelting Operating costs	Conversion cost (US$/lb)	Cash Cost (US$/lb)	Conversion cost (US$/lb)			Cash Cost (US$/lb)

	2024	2024	2025e			2025e

Smelting (3)	0.30	1.15	0.29	-	0.33	1.16	-	1.33
Cajamarquilla	0.27	1.12	0.28	-	0.31	1.08	-	1.24
Três Marias	0.30	1.17	0.24	-	0.29	1.27	-	1.47
Juiz de Fora	0.44	1.23	0.42	-	0.50	1.22	-	1.40

(3) C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

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Smelting: In 2025, conversion costs are expected to remain similar to 2024, primarily due to anticipated lower TC levels throughout the year. However, slightly lower production and sales volumes, particularly at Juiz de Fora, combined with higher variable costs at Cajamarquilla, are expected to be offset by higher sales volume in Peru and improved performance at Três Marias (versus 2024), as wells as reduced variable costs at this smelter. Consolidated smelting cash costs are projected to increase in 2025 compared to 2024. This is mainly attributed to production adjustments driven by lower TC levels, which are intended to preserve margins. This strategy is expected to result in slightly lower metal sales in the period.

In Peru, the cash cost of Cajamarquilla is projected to range between US$1.08-1.24/lb in 2025, representing an increase from 2024, primarily due to lower TC levels and higher LME zinc price, which is tied to increased raw material costs. Conversion cost is also expected to slightly increase from the 2024 level of US$0.27/lb, driven by higher variable expenses.

In Brazil, the cash cost of Três Marias is estimated to range between US$1.27-1.47/lb, reflecting production adjustments associated with the forecasted lower TC levels for 2025. The cash cost of Juiz de Fora is expected to range between US$1.22-1.40/lb, driven by production adjustments related to planned maintenance and repairs in 1H25, as well as lower TC levels.

LME Prices & FX		2024		Guidance 2025
		US$/t	US$/lb	US$/t	US$/lb

Zinc	US$/t	2,779	1.26	2,850	1.29
Copper	US$/t	9,147	4.15	9,300	4.22
Lead	US$/t	2,073	0.94	2,070	0.94
Silver	US$/oz	28.3	-	31.0	-
Gold	US$/oz	2,386	-	2,600	-

BRL/USD (Average)		5.39		5.85
PEN/USD (Average)		3.75		3.85

2025 CAPEX

For 2025, CAPEX guidance is set at US$347 million, with sustaining investments totaling US$316 million. Of this amount, US$225 million is expected to be allocated to mining and US$89 million to smelting. Sustaining investments are projected to increase by 21% compared to 2024 guidance, primarily related to the tailings pumping system, which is the central element of Phase I of the Cerro Pasco Integration Project, the expansion of tailings filter capacity at Aripuanã, including the acquisition and installation of a fourth filter, the expansion of the tailings stockpile area at Aripuanã, and the improvement of the dry stacking method at the Três Marias smelter.

In the mining segment, sustaining capital expenditures are primarily allocated as follows: US$105 million for underground mine development, US$44 million related to Cerro Pasco’s tailings pumping system (Phase I of the project), US$9 million for expanding tailings filter capacity at Aripuanã, including the acquisition and installation of a fourth filter, US$34 million for tailings storage facility (“TSF”) enhancements, and US$4 million for heavy mobile equipment (“HME”) maintenance. The remaining amount is expected to cover general maintenance.

In the smelting segment, the majority of sustaining capital expenditures are primarily allocated as follows: US$46 million for general maintenance, US$20 million for TSF, which includes US$8 million dedicated to the improvement of the dry stacking method at the Três Marias smelter, US$15 million for roaster maintenance, and US$8 million for the replacement of electro-filters at Cajamarquilla.

Health, Safety and Environmental (“HS&E”) capital expenses are forecasted at US$18 million.

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Other Non-Expansion Capital Expenses are forecasted at US$11 million, including US$1 million in non-recurring IT expenses for the second phase of the Enterprise Resource Planning (“ERP”) modernization program, US$1 million for the biofuel project at Três Marias, and US$4 million allocated for various automation projects across all units.

CAPEX	Guidance 2025
(US$ million)
Non-Expansion	344
Sustaining (1)	316
HS&E	18
Others (2)	11

Expansion projects (3)	3
TOTAL	347

(1) Investments in tailing dams are included in sustaining expenses.

(2) Modernization, IT and others.

(3) Includes several projects in Vazante to improve operational performance.

2025 Exploration & Project Evaluation and Other Expenses

As part of our long-term strategy, we remain committed to replacing and increasing mineral reserves and resources. In line with this, we plan to advance exploration efforts focused on identifying new ore bodies and upgrading resource classifications through infill drilling campaigns.

For 2025, we plan to invest US$70 million in exploration. Of this amount, US$50 million is expected to be allocated to mineral exploration expenses, primarily targeting greenfield and brownfield projects.

Our project evaluation expense guidance is set at US$18 million, which includes an IT system simplification project and a project to extend the life of the tailings dam at the El Porvenir mine. The remaining amount is expected to fund corporate IT initiatives, potential growth projects, and other projects across our business units.

Additionally, we plan to invest US$6 million in technology aimed at enhancing operational efficiency and US$14 million to support the social and economic development of our host communities.

Other Operating Expenses	Guidance 2025
(US$ million)
Exploration	70
Mineral Exploration	50
Mineral rights	10
Exploration (mine development)	9

Project Evaluation	18

Exploration & Project Evaluation	88

Other	20
Technology	6
Communities	14

Note: Exploration and project evaluation expenses consider several stages of development, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

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UPCOMING EVENT | EARNINGS CONFERENCE CALL

The financial results for the fourth quarter and full fiscal year of 2024 are expected to be published on Thursday, February 20, 2025, after trading hours. Nexa will host a conference call to discuss the results on Friday, February 21, 2025, at 9:00 am EST.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life mines, three of which are located in the central Andes region of Peru, and two of which are located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also currently owns and operates three smelters, two of which are located in the state of Minas Gerais in Brazil, and one of which is Cajamarquilla, located in Lima, which is the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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Use of Non-IFRS Financial Measures

Nexa’s management uses Consolidated Adjusted EBITDA as an additional performance measure on a consolidated basis, in addition to, and not as a substitute for, net income. We believe this measure provides useful information about the performance of our operations as it facilitates consistent comparisons between periods, planning and forecasting of future operating results reflecting the operational performance of our existing business without the impact of interest, taxes, amortization, depreciation, non-cash items that do not reflect our operational performance for the specific reporting period and the impact of pre-operating and ramp-up expenses during the commissioning and ramp-up phases of greenfield projects (currently, only Aripuanã has reached these stages). Pre-operating and ramp-up expenses incurred during the commissioning and ramp-up of phases of Aripuanã are not considered infrequent, unusual or non-recurring expenses, as they have recurred in prior years with respect to Aripuanã and may recur in the future with respect to Aripuanã or any other projects that may reach the commissioning or ramp-up phases. Our management believes this adjustment is helpful because it shows our performance without the impact of specific expenses relating to a greenfield project that has reached the commissioning or ramp-up phases, with no connection with the performance of our other existing operations.

When applicable, Adjusted EBITDA also excludes the impact of (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect our operational performance for the specific period in our management’s view.

In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities, or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-products credits: for our mining operations, cash cost after by-products credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Mining segment | Cost ROM: includes all direct production costs for mining, concentrating, leaching, on-site mineral transportation, and other on-site administration expenses, excluding royalties and workers’ participation costs. Cost ROM is measured with respect to total treated ore volume and non-metallic products revenue (such as limestone and stones) are considered as cost-reduction for our mining operations.

Smelting segment | Cash cost net of by-products credits: for our smelting operations, cash cost, after by-products credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables, and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: costs incurred to convert zinc concentrate (feed) into final products measured with respect to contained zinc sold per smelter, including energy, consumables, and other fixed and on-site expenses. Conversion cost does not include raw material, alloys, and by-products related cost.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

See “Cautionary Statement on Forward-Looking Statements” below.

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Technical Information

Jose Antonio Lopes, FMAusIMM (Geo): 224829, a Mineral Resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards for Mineral Reserves and Mineral Resources, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Press Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Press Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of

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management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our annual report on Form 20-F and in our other public disclosures available on our website and filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

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